Form 40-F/A
period 2016-12-31
First Mining Finance Corp.
filed 2017-09-25
CIK 1641229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

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

[   ] Yes     [X] No

EXPLANATORY NOTE

First Mining Finance Corp. (the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated April 19, 2017 (the “Original Form 40-F”), for the sole purpose of including the Company’s independent auditors Audit Opinion, which is dated March 27, 2017, within the consolidated annual financial statements for the years ended December 31, 2016 and 2015.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Original Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 22, 2017

FIRST MINING FINANCE CORP.

By:	/s/ Andrew Marshall
Andrew Marshall
Chief Financial Officer