Form 40-F
period 2017-12-31
First Mining Gold Corp.
filed 2018-03-22
CIK 1641229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 000-55607

FIRST MINING GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or	Classification Code Number)	Identification Number)
organization)

Suite 1800 – 925 West Georgia Street,
Vancouver, British Columbia V6C 3L2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington D.C. 20005
(202) 371-8090
(Name, address (including zip code) and
telephone number (including area code) of
agent for service in the United States)
---------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

None	None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[☑] Annual information form	[☑] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 552,547,616

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[☑] Yes      [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[ ] Yes      [☑] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[☑] Yes      [ ] No

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

[ ] Yes      [☑] No

EXPLANATORY NOTE

First Mining Gold Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible, pursuant to Section 13 of the Securities Exchange Act, to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities; risks related to mining and exploration operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining and exploration operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risks that can affect our business” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2017. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: no material adverse change in the market price of commodities, that the mining and exploration operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2017, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2017 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a –15(e) and Rule 15d – 15(e) under the Exchange Act). Based upon the results of that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective. Disclosure controls and procedures include controls and other procedures that are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods specified in applicable rules and forms and (ii) information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

Pursuant to section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by section 103 of the Jumpstart Our Business Startups Act, the Company is not required to include an auditor attestation report in this annual report on Form 40-F.

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on pages 148 to 149 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company’s board of directors has determined that Raymond Polman is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements and is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves. The financial expert has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so). The financial expert also has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

CODE OF ETHICS

The Company has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on the Company’s website at http://www.firstmininggold.com or to any person without charge, by written request addressed to: First Mining Gold Corp., Attention: Corporate Secretary, Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada 1.844.306.8827, or by email (info@firstmininggold.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as the Registrant's principal accountant (the “Principal Accountant”) for the year ended December 31, 2017, prior to which BDO Canada LLP served in this capacity.

Audit Fees

The aggregate fees billed and expected to be billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016, for professional services rendered by the Principal Accountant for the audit of the Company’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were $195,775 and $131,750, respectively.

Audit-Related Fees

There were no audit-related fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016.

Tax Fees

The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016, for professional services rendered by the Principal Accountant for tax compliance, tax advice, tax planning and other services were $8,936 and $34,714 respectively. The Tax Fees predominantly relate to tax compliance services in Mexico and the US.

All Other Fees

There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2017 and 2016.

Audit Committee Pre-Approval Policies and Procedures

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s outside auditors are pre-approved by the audit committee of the Registrant.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Exhibit 99.26 for the Company’s Audit Committee Charter, incorporated by reference in this annual report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis –Financial Instruments – Liquidity Risk” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2017

99.2	Audited consolidated financial statements and related audit reports of the Company, for the year ended December 31, 2017 are exhibits to and form a part of this annual report

99.3	Management’s Discussion and Analysis for the year ended December 31, 2017

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.

99.9	Consent of Dr. Adrian Dance, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.

99.10	Consent of Victor Munoz, P.Eng., M.Eng., of SRK Consulting (Canada) Inc.

99.11	Consent of Grant Carlson, P.Eng., of SRK Consulting (Canada) Inc.

99.12	Consent of Neil Winkelmann, FAusIMM, of SRK Consulting (Canada) Inc.

99.13	Consent of Bruce Andrew Murphy, P.Eng., of SRK Consulting (Canada) Inc.

99.14	Consent of Michael Royle, M.App.Sci., P.Geo., of SRK Consulting (Canada) Inc.

99.15	Consent of Dr. Ewoud Maritz Rykaart, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.

99.16	Consent of Mark Liskowich, P.Geo., of SRK Consulting (Canada) Inc.

99.17	Consent of Todd McCracken, P.Geo., of WSP Canada Inc.

99.18	Consent of Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited

99.19	Consent of Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited

99.20	Consent of B. Terrence Hennessey, P.Geo., of Micon International Limited

99.21	Consent of Alan J. San Martin, MAusIMM(CP), of Micon International Limited

99.22	Consent of Sam J. Shoemaker, Jr., B.Sc., Reg’d Mem SME, of Micon International Limited

99.23	Consent of Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited

99.24	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.25	Consent of BDO Canada LLP, Independent Registered Public Accounting Firm

99.26	Audit Committee Charter of the Company

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2018

FIRST MINING GOLD CORP.

By:	/s/ Jeff Swinoga
Jeff Swinoga
President and Chief Executive Officer