Form 40-F
period 2018-12-31
First Mining Gold Corp.
filed 2019-04-02
CIK 1641229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018   Commission File Number 000-55607

FIRST MINING GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1800 – 925 West Georgia Street,
Vancouver, British Columbia V6C 3L2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington, D.C. 20005
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

☑ Annual information form  ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 558,316,916

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes
☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes
☑ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities; risks related to mining and exploration operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining and exploration operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risks that can affect our business” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2018. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: no material adverse change in the market price of commodities, that the mining and exploration operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The functional currency of the Company, the parent entity, is the Canadian dollar and for the Mexican and US subsidiaries, the functional currency is the United States dollar. The financial statement presentation currency is the Canadian dollar. The expenditures of our Canadian operations where incurred in currencies other than Canadian dollars are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency transactions are recorded in the consolidated statement of net loss.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2018, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2018 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7, which are included as Exhibits to this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based upon the results of that evaluation, the CEO and the CFO have concluded that as at the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective. Disclosure controls and procedures include controls and other procedures that are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods specified in applicable rules and forms, and (ii) information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

●
maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
●
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as at December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm because the Company qualified as an "emerging growth company" pursuant to Section 2(a)(19) of the Securities Act of 1933 during the year covered by this Annual Report on Form 40-F, and this Annual Report on Form 40-F is therefore not required to include such an attestation report.

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

Audit Committee Financial Expert

The Company’s board of directors has determined that Raymond Polman is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements (International Financial Reporting Standards “IFRS” in Canada) and is able to assess the general application of accounting principles, including, in connection with the accounting for estimates, accruals and reserves. The financial expert has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal breadth and complexity to the Company’s financial statements (or actively supervising another person who did so). The financial expert also has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Charter

See Exhibit 99.25 for the Company’s Audit Committee Charter, incorporated by reference in this annual report on Form 40-F.

CODE OF ETHICS

The Company has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on the Company’s website at http://www.firstmininggold.com or to any person without charge, by written request addressed to: First Mining Gold Corp., Attention: General Counsel & Corporate Secretary, Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada 1.844.306.8827, or by email (info@firstmininggold.com). The Company’s Code of Business Conduct and Ethics has not been amended during the year ended December 31, 2018, nor has any waiver to the code been granted during the year ended December 31, 2018. Any amendments to the Code of Business Conduct and Ethics will be posted on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as the Registrant's principal accountant (the “Principal Accountant”) for the year ended December 31, 2018.

Audit Fees

The aggregate fees billed and expected to be billed by the Principal Accountant for the fiscal years ended December 31, 2018 and 2017, for professional services rendered by the Principal Accountant for the audit of the Company’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were $119,543 and $88,924, respectively.

Audit-Related Fees

There were no audit-related fees billed by the Principal Accountant for the fiscal years ended December 31, 2018 and 2017.

Tax Fees

The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2018 and 2017, for professional services rendered by the Principal Accountant for tax compliance, tax advice, tax planning and other services were $1,680 and $8,936, respectively. The Tax Fees predominantly relate to general tax advisory services under Canadian and US tax regimes.

All Other Fees

There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2018 and 2017.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2	Audited consolidated financial statements and related audit reports of the Company, for the year ended December 31, 2018 are exhibits to and form a part of this annual report
99.3	Management’s Discussion and Analysis for the year ended December 31, 2018
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.
99.9	Consent of Dr. Adrian Dance, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.
99.10	Consent of Victor Munoz, P.Eng., M.Eng., of SRK Consulting (Canada) Inc.
99.11	Consent of Grant Carlson, P.Eng., of SRK Consulting (Canada) Inc.
99.12	Consent of Neil Winkelmann, FAusIMM, of SRK Consulting (Canada) Inc.
99.13	Consent of Bruce Andrew Murphy, P.Eng., of SRK Consulting (Canada) Inc.
99.14	Consent of Michael Royle, M.App.Sci., P.Geo., of SRK Consulting (Canada) Inc.
99.15	Consent of Dr. Ewoud Maritz Rykaart, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.
99.16	Consent of Mark Liskowich, P.Geo., of SRK Consulting (Canada) Inc.
99.17	Consent of Todd McCracken, P.Geo., of WSP Canada Inc.
99.18	Consent of Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.19	Consent of Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.20	Consent of B. Terrence Hennessey, P.Geo., of Micon International Limited
99.21	Consent of Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited
99.22	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.23	Audit Committee Charter of the Company

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST MINING GOLD CORP.

Date: April 1, 2019	By:	/s/ Daniel W. Wilton
Daniel W. Wilton
Chief Executive Officer