Form 40-F
period 2019-12-31
First Mining Gold Corp.
filed 2020-03-31
CIK 1641229

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019     Commission File Number 000-55607

FIRST MINING GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2700 – 1188 West Georgia Street,
Vancouver, British Columbia V6E 4A2, Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1090 Vermont Avenue N.W., Suite 910
Washington, D.C. 20005
(202) 371-8090
(Name, address (including zip code) and
telephone number (including area code) of
agent for service in the United States)

---------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of exchange on which registered:
None	N/A	None

Securities registered pursuant to Section 12(g) of the Act:   Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form     ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.    591,997,138

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes
☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☒ Yes
☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Yes
☐ No

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐ Yes
☐ No

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities; risks related to mining and exploration operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining and exploration operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risks that can affect our business” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2019. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: no material adverse change in the market price of commodities, that the mining and exploration operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

NOTE TO UNITED STATES READERS – DIFFERENCES
IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements (the “Audited Financial Statements”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2019, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2019 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as at December 31, 2019.

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on pages 137 to 138 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. The Company’s board of directors has determined that all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Company’s board of directors has determined that Raymond Polman is an audit committee “financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act, in that he has an understanding of generally accepted accounting principles in Canada and financial statements and is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Polman also has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so). Mr. Polman also has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Mr. Polman has experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor.

CODE OF ETHICS

The Company has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on the Company’s website at http://www.firstmininggold.com or to any person without charge, by written request addressed to: First Mining Gold Corp., Attention: General Counsel & Corporate Secretary, Suite 2700 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, Canada 1.844.306.8827, or by email (info@firstmininggold.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as the Registrant's principal accountant (the “Principal Accountant”) for the year ended December 31, 2019.

Audit Fees

The aggregate fees billed and expected to be billed by the Principal Accountant for the fiscal years ended December 31, 2019 and 2018, for professional services rendered by the Principal Accountant for the audit of the Company’s annual financial statements or services that are normally provided by the Principal Accountant in connection with statutory and regulatory filings or engagements for such fiscal years were $164,430 and $121,931, respectively.

Audit-Related Fees

There were no audit-related fees billed by the Principal Accountant for the fiscal years ended December 31, 2019 and 2018.

Tax Fees

The aggregate fees billed by the Principal Accountant for the fiscal years ended December 31, 2019 and 2018, for professional services rendered by the Principal Accountant for tax compliance, tax advice, tax planning and other services were $29,715 and $34,545, respectively. The Tax Fees predominantly relate to the general tax advisory services under Canadian and US tax regimes.

All Other Fees

There were no additional fees billed by the Principal Accountant for the fiscal years ended December 31, 2019 and 2018.

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

MINE SAFETY DISCLOSURE

Not applicable.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2	Audited consolidated financial statements and related audit reports of the Company, for the year ended December 31, 2019 are exhibits to and form a part of this annual report
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.
99.9	Consent of Grant Carlson, P.Eng., of SRK Consulting (Canada) Inc.
99.10	Consent of Bruce Andrew Murphy, P.Eng., of SRK Consulting (Canada) Inc.
99.11	Consent of Neil Winkelmann, FAusIMM, of SRK Consulting (Canada) Inc.
99.12	Consent of Mark Liskowich, P.Geo., of SRK Consulting (Canada) Inc.
99.13	Consent of Michel Noël, P.Eng., of SRK Consulting (Canada) Inc.
99.14	Consent of Michael Royle, M.App.Sci., P.Geo., of SRK Consulting (Canada) Inc.
99.15	Consent of Dr. Mauricio Herrera, Ph.D., P.Eng., of SRK Consulting (Canada) Inc.
99.16	Consent of Laurie Tahija, MMSA-QP, of M3 Engineering and Technology Corporation
99.17	Consent of Todd McCracken, P.Geo., of WSP Canada Inc.
99.18	Consent of Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.19	Consent of Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.20	Consent of B. Terrence Hennessey, P.Geo., of Micon International Limited
99.21	Consent of Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited
99.22	Consent of Hazel Mullin, P.Geo., of First Mining Gold Corp.
99.23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SC	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PR	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST MINING GOLD CORP.

Date: March 30, 2020	By:	/s/ Daniel W. Wilton
Daniel W. Wilton
Chief Executive Officer