Form 40-F
period 2020-12-31
First Mining Gold Corp.
filed 2021-03-25
CIK 1641229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020     Commission File Number 000-55607

FIRST MINING GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2070– 1188 West Georgia Street,
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this Form.

☒ Annual information form     ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.    697,216,453

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes
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

☐ Yes
☐ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities; expectations and anticipated impact of the COVID-19 pandemic; risks related to mining and exploration operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining and exploration operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risks that can affect our business” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2020. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: no material adverse change in the market price of commodities, that the mining and exploration operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual report on Form 40-F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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

The AIF filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) rules applicable to domestic United States companies.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar. The financial statement presentation currency is the Canadian dollar. The expenditures of our Canadian operations where incurred in currencies other than Canadian dollars are translated at the exchange rates in effect at the date of the underlying transactions. Differences arising from these foreign currency transactions are recorded in the consolidated statement of net loss.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to, and incorporated by reference in, this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2020, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2020 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40-F.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as at December 31, 2020.

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on pages 126 to 127 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. The Company’s board of directors has determined that all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

CODE OF ETHICS

The Company has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on the Company’s website at http://www.firstmininggold.com or to any person without charge, by written request addressed to: First Mining Gold Corp., Attention: General Counsel & Corporate Secretary, Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, Canada 1.844.306.8827, or by email (info@firstmininggold.com).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as the Registrant's principal accountant (the “Principal Accountant”) for the year ended December 31, 2020. See page 128 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis – Financial Instruments – Financial Liabilities and Commitments contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2	Audited consolidated financial statements and related audit reports of the Company, for the year ended December 31, 2020 are exhibits to and form a part of this annual report
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020
99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.
99.9	Consent of Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.
99.10	Consent of Roland Tosney, P.Eng., of AGP Mining Consultants Inc.
99.11	Consent of Cameron McCarthy, P.Eng., P.Geo., P.Tech., of Swiftwater Consulting Ltd.
99.12	Consent of Duke Reimer, P.Eng., of Knight Pièsold Ltd.
99.13	Consent of Dr. Adrian Dance, Ph.D., P.Eng. (BC # 37151), FAusIMM, of SRK Consulting (Canada) Inc.
99.14	Consent of Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.15	Consent of Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited
99.16	Consent of B. Terrence Hennessey, P.Geo., of Micon International Limited
99.17	Consent of Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited
99.18	Consent of Hazel Mullin, P.Geo., of First Mining Gold Corp.
99.19	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SC	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PR	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRST MINING GOLD CORP.

Date: March 25, 2021	By:	/s/ Daniel W. Wilton
Daniel W. Wilton
Chief Executive Officer