Form 40-F
period 2022-12-31
First Mining Gold Corp.
filed 2023-03-29
CIK 1641229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 000-55607

FIRST MINING GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2070– 1188 West Georgia Street,

Vancouver, British Columbia  V6E 4A2, Canada (604) 688-3033

(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.

1090 Vermont Avenue N.W., Suite 910

Washington DC. 20005

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 802,226,149

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40‑F and the exhibits attached hereto contain “forward‑looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‑looking information” within the meaning of applicable Canadian securities legislation. Forward‑looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward‑looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward‑looking statements, including but not limited to: fluctuations in the price of commodities; expectations and anticipated impact of the COVID-19 pandemic; risks related to mining and exploration operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining and exploration operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risks that can affect our business” in the Company’s annual information form (the “AIF”) for the financial year ended December 31, 2022. Forward‑looking statements are based on assumptions management believes to be reasonable, including but not limited to: no material adverse change in the market price of commodities, that the mining and exploration operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‑looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward‑looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward‑looking statements. The forward‑looking statements and forward‑looking information contained or incorporated by reference in this annual report on Form 40‑F are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake to update any forward‑looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Financial Statements for the year ended December 31, 2022, including the report of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to, and incorporated by reference in, this annual report on Form 40‑F.

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada, PCAOB Firm ID: 271.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2022 is filed as Exhibit 99.3 to, and incorporated by reference in, this annual report on Form 40‑F.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective and no material weakness was identified as at December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 40-F does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting because the Company qualified as an “emerging growth company” pursuant to Section 2(a)(19) of the Securities Act of 1933 during the year covered by this Annual Report on Form 40-F, and this Annual Report on Form 40-F is therefore not required to include such an attestation report.

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

AUDIT COMMITTEE

Audit Committee

The Company’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s audit committee are identified on page 126 of the AIF, filed as Exhibit 99.1 and incorporated by reference herein. The Company’s board of directors has determined that all members of the audit committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange) and are financially literate.

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

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP served as the Registrant’s principal accountant (the “Principal Accountant”) for the year ended December 31, 2022. See page 135 of the AIF, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two financial years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

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

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2022

99.2

Audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2022 and 2021, together with the report of the independent registered public accounting firm

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022

99.4	CEO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	CFO Certification pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Dr. Gilles Arseneau, Ph.D., P.Geo., of SRK Consulting (Canada) Inc.

99.9	Consent of Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.

99.10	Consent of Roland Tosney, P.Eng., of AGP Mining Consultants Inc.

99.11	Consent of Cameron McCarthy, P.Eng., P.Geo., P.Tech., of Swiftwater Consulting Ltd.

99.12	Consent of Duke Reimer, P.Eng., of Knight Pièsold Ltd.

99.13	Consent of Dr. Adrian Dance, Ph.D., P.Eng. (BC # 37151), FAusIMM, of SRK Consulting (Canada) Inc.

99.14	Consent of Marina Iund, P.Geo., M.Sc., of InnovExplo Inc.

99.15	Consent of Simon Boudreau, P. Eng., M.Sc., of InnovExplo Inc.

99.16	Consent of Carl Pelletier, P.Geo., of InnovExplo Inc.

99.17	Consent of Guy Comeau, P.Eng., of Soutex Inc.

99.18	Consent of Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited

99.19	Consent of Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, of Optiro Pty Limited

99.20	Consent of Hazel Mullin, P.Geo., of First Mining Gold Corp.

99.21	Consent of Louis Martin, P.Geo., of First Mining Gold Corp.

99.22	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2023.

FIRST MINING GOLD CORP.

By:	/s/ Daniel W. Wilton
Daniel W. Wilton
Chief Executive Officer

